                                                                     EXHIBIT 3.3

                            CERTIFICATE OF AMENDMENT
                                       OF
                           ARTICLES OF INCORPORATION
                                       OF
                              CPC OF AMERICA, INC.
                              A Nevada Corporation


Rod A. Shipman certifies that:

1. He is the President and Secretary of CPC of America, Inc., a Nevada corporation (the "Corporation").

2. Article Third of the Articles of Incorporation shall be amended to read in its entirety as follows:

     "THIRD: The aggregate number of shares of all classes of capital stock which this Corporation shall have authority to issue is Twenty Five Million (25,000,000), consisting of (i) Twenty Million (20,000,000) shares of common stock, par value $.0005 per share (the "Common Stock"), and (ii) Five Million (5,000,000) shares of preferred stock, par value $.001 per share (the "Preferred Stock"). Each one (1) share of Common Stock issued and outstanding on the effective date of this amendment shall be automatically converted into two (2) shares of Common Stock. The Preferred Stock may be issued from time to time in one or more series. The board of directors is authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such series and to determine or alter the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series."

3. The change has been duly approved by the Corporation's Board of Directors by resolutions duly approved by all of the members of the Board of Directors by resolutions duly adopted by Joint Written Consent of the Board of Directors and Majority Stockholders effective June 17, 1998.

4. The number of shares of the Corporation outstanding and entitled to vote on these amendments to the Articles of Incorporation is 2,135,333. These amendments have been duly approved by a majority vote of the Corporation's stockholders holding at least a majority of the issued and outstanding shares of capital stock of the

     Corporation entitled to vote, by resolutions duly adopted by Joint Written Consent of the Board of Directors and Stockholders effective June 17, 1998.

     The undersigned hereby declares and certifies that the matters set forth in the foregoing Certificate are true and correct to his knowledge and that this Certificate was executed on June 15, 1998 at Douglas City, Nevada.


                                    /s/ Rod A. Shipman
                                    ------------------------------------------
                                    Rod A. Shipman, President and Secretary

STATE OF NEVADA          )
                         ) ss.
COUNTY OF DOUGLAS        )


     On June 16th, 1998, before me, Rod A. Shipman, personally appeared Rod A. Shipman, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person or the entity upon behalf of which the person acted, executed the instrument.

     WITNESS my hand and official seal.


                                    /s/ Judith P. Junge
                                    ------------------------------------------

(Seal)

                                      -2-